

06008575

SE___   ___ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____

MM/DD/YY   MM/DD/YY

MAR 0 6 2006

SEC MAIL PROCESSING SECTION RECEIVED W.D.C. 185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Taconic Capital Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

230 Park Avenue # 700

(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Davis   212-499-2538

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue	White Plains	New York	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 2 4 2006 *E*

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Edward Davis__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Taconic Capital Group, Inc.__ _____, as of __December 31__ _____, 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
_____
Title

JOHN J. LYNCH
Notary Public, State of New York
No. 02LY6083177
Qualified in Westchester County
Commission Expires Oct. 27, 2009

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TACONIC CAPITAL GROUP, INC.
(A Corporation)

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED
DECEMBER 31, 2005

TACONIC CAPITAL GROUP, INC.
(A Corporation)

INDEX

FACING PAGE

*   *   *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
Taconic Capital Group, Inc.

We have audited the accompanying statement of financial condition of Taconic Capital Group, Inc. (A Corporation) as of December 31, 2005, and the related statements of income and retained earnings and cash flows and statement of changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taconic Capital Group, Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo & Lazzaro, CPAs, LLP

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
January 31, 2006

2

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	4,561
Accounts receivable		28,424
Deposits		1,026
Total	$	34,011

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,450
Commitments		
Stockholders' equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		16,662
Retained earnings		11,799
Total stockholders' equity		28,561
Total	$	34,011

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commission income	$ 335,416
Fee income	117,000
Investment income	79
Total	452,495
Expenses:	
Salaries and benefits	37,557
Regulatory fees	857
Professional fees	5,750
Commission expense	386,000
Other operating expenses	12,531
Total	442,695
Net income before taxes	9,800
Less: Taxes - Local	473
Net income	9,327

RETAINED EARNINGS

Balance, beginning of year	2,472
Balance, end of year	$ 11,799

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-in | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balance January 1,	100	$ 100	$ 10,662	$ 2,472	$ 13,234
Net Income		-	6,000	9,327	15,327
Balance December 31,	100	$ 100	$ 16,662	$ 11,799	$ 28,561

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:		
Net income	$	9,327
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(7,782)
Accounts payable and accrued expenses		(14,990)
Deposits		(1,026)
Net cash used by operating activities	$	(14,471)
Financing activities:		
Additional paid in capital	$	6,000
Net decrease in cash and cash equivalents		(8,471)
Cash and cash equivalents, beginning of year		13,032
Cash and cash equivalents, end of year	$	4,561

See Notes to Financial Statements.

6

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 — Business and summary of significant accounting policies:

Business:

Taconic Capital Group, Inc., a Corporation, (the "Company") was incorporated in May 2003 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in January 2004. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Fee income:

Fee income consists of consulting services income. Fee income and expenses are recorded on the accrual basis of accounting.

Commission income:

Commissions paid by institutions on trades, in listed and non-listed equities. Commission income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or State income taxes since the Company is treated for tax purposes as an S-Corporation, where by any income or loss is included in the Federal and State income tax returns of the stockholders. New York City has a provision charging an alternative tax to S-Corporations on its stockholders compensation and net income, therefore there is a provision in the financial statements for local tax.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company has net capital of $27,535, which was $22,535 in excess of its required net capital of $5,000. The Company's net capital ratio was .2 to 1.

*   *   *

TACONIC CAPITAL GROUP, INC.
(A Corporation)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Net capital		
Total stockholders' equity	$	28,561
Deduct nonallowable assets		1,026
Net capital	$	27,535
Aggregate indebtedness – total liabilities	$	5,450
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital at 1,000%	$	26,990
Ratio of aggregate indebtedness to net capital		.2 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Shareholders
Taconic Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Taconic Capital Group, Inc., (A Corporation) as of December 31, 2005 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Russo & Lazzaro, CPAs, LLP

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
January 31, 2006